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Rachel Kanaan

Top 25 in DRAFT Magazine Best Beer of the Year formulator.
Master Kombucha Brewer.

Ypsilanti, Michigan

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Unity Vibration Living
Kombucha Tea LLC

Unity Vibration School of
Brewing

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*New Product Development of Kombucha Tea and Beer Formulation ~ Integral part of product
development at Unity Vibration. ~ Responsible for many formulations that are nationally recognized
and or are highly ranked market standard groups that include the Kombucha segment. *...

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Activity

191 followers

 **We pioneered this segment in 2011...**
Sure feels great to so the market...
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BEVERAGE MEDIA GROUP article on
Hard Kombucha with Unity include...
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 **Ann Arbor man turns rain collected from**
rooftop into 'insanely pure' drinking...
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 **I need one now!**
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Experience

Chief of innovations and Formulation at Unity Vibration Kombucha Tea and Beer

Unity Vibration Living Kombucha Tea LLC

Apr 2016 – Present · 3 yrs
Ypsilanti, Michigan

 Ladies of lager
gravitate to beer...

CEO and Kombucha Innovations/Formulator

Unity Vibration Living Kombucha Tea and Beer

Aug 2009 – Present · 9 yrs 8 mos

Head Manager of Bodywork Therapies, Massage Therapist and Aromatherapist

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Bethesda, Maryland

Education

Unity Vibration School of Brewing
Top 25 in DRAFT Magazine Best Beer of the Year., Master Brewer of Kombucha
2009
Activities and Societies: A Founding member of Fermenta- Michigan Womens' Craft Collective. Fermenta is a 501 (c)(3) non-profit trade group initiated by women, committed to education, networking, diversity, and empowerment within the fermented beverage and food industries.

Antioch University New England
Certificate in Foundation Studies and Waldorf Education, Anthroposophy and Waldorf Education

Skills & Endorsements

Management

Customer Service

Leadership

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